Exhibit 99.1

SolarCity Third Quarter 2016 Shareholder Letter

Surpassed 300,000 installed solar customers
187 MW Installed for a Cumulative Total of 2.45 GW
Growth in Revenue of 76% Year-over-Year to $201 Million
Cost per Watt of $2.89 Declined 5% with Sales Costs Improving by 18% vs. Q2 2016
Net Present Value of Customer Cash Flows after Project Financing of $2.2B

November 9, 2016

Dear Fellow Shareholders:

SolarCity delivered strong results in the third quarter that demonstrated continued improvement over the first half of the year and provided us with excellent momentum heading into the end of 2016 and next year. Megawatts (MW) Installed exceeded guidance by 10%, MW Booked grew by 15% quarter-over-quarter, and Cost per Watt fell back below $3.00. Revenue also grew by 76% and gross profit by 183% year-over-year. Moreover, our cash balance increased by $113 million in the quarter, and we are increasingly confident in our expectations for cash balance to increase again in Q4 2016.

Installations Exceed Our Expectations, as Cost per Watt Continues to Improve

•	MW Installed: 187 MW
•	MW Deployed: 189 MW (including 12 MW of Solar Loans and 10 MW of System Sales)
•	Value of MW Deployed under Energy Contracts: $3.38 per Watt
•	Cost per Watt: $2.89 per Watt

We installed 187 MW in the third quarter of 2016, significantly exceeding our guidance of 170 MW. Residential installations were 147 MW, and commercial and industrial (“C&I”) installations were 40 MW. Sales of our new solar loan launched in May continued to build momentum, as our new solar loan and cash system sales represented 10% of MW Installed and 23% of gross residential MW Booked in the third quarter of 2016. At a higher 29% of gross bookings in September 2016, we expect loans and system sales to continue to grow into a larger portion of our business through the end of 2016 and into 2017.

The Value of MW Deployed in the third quarter of 2016 was $3.38 per Watt, as compared to $3.62 per Watt in the second quarter of 2016, due largely to a higher mix of lower-priced C&I and East coast residential deployments. Of this total, $1.78 per Watt was generated upfront ($1.73 per Watt of Tax Equity Investment and $0.05 of Upfront Cash Rebates and Prepayments) with $1.60 per Watt representing the net present value at a 6% discount rate of future cash payments from our deployed portfolio after tax equity distributions and operations and maintenance expenses. Discount rate sensitivities are provided in the back of this letter.

Cost per Watt declined 5% from the second quarter of 2016 to $2.89 in the third quarter of 2016. Installation Cost per Watt improved by $0.05 to $2.02 despite lower volumes. In addition, Sales Cost per Watt declined by $0.13, or 18%, on bookings growth of 15% quarter-over-quarter to 260 MW and sales cost reductions. General and Administrative (G&A) Cost per Watt increased slightly to $0.29 from $0.27 due to the decline in MW Deployed, though G&A costs declined on an absolute basis and are expected to decline further as a result of restructuring actions implemented in mid-Q3. The reconciliation of our Cost per Watt to our GAAP financial statements is available on our investor relations website (at investors.solarcity.com).

In addition to our upfront Cost per Watt, we incurred (1) Research and Development Expenses (R&D) of $14.1 million and (2) corporate Capital Expenditures including module manufacturing of $9.0 million.

Cash Balance Increased in Q3 2016

•	Asset Financing in Period: $3.18 per Watt
•	Undeployed Tax Equity Capacity: $490 million at the end of Q3 2016
•	Available Aggregation Facility Capacity: $475 million at the end of Q3 2016
•	Cash and Investments: $259 million as of September 30, 2016

Asset Financing in Period was $3.18 per Watt in the third quarter of 2016, up 25% from $2.54 per Watt in the second quarter of 2016, as the project financing that was delayed last quarter closed in July. Tax Equity Investment represented $1.79 per Watt, and Upfront Cash Rebates and Prepayments were $0.09 per Watt. Other Asset Financing totaled $1.30 per watt and included (a) the net proceeds after debt pay-down for our second cash equity transaction for $305 million with Quantum Strategic Partners Ltd. and advised by Soros Fund Management LLC, (b) further drawdowns on our Solar Renewable Energy Credit (SREC) financing facility, and (c) newly committed capital for our Solar Loan product. On a trailing twelve months basis, Asset Financing in Period was $2.79 per Watt.

With $3.18 per Watt of Asset Financing in Period exceeding our Cost per Watt of $2.89 per Watt, we generated more cash from our core operations than was consumed in the third quarter of 2016, excluding $116 million of inflows from an increase in Solar Bonds recourse debt and outflows of $29.0 million for module manufacturing investment. Cash and Equivalents at the end of the third quarter of 2016 was $259.3 million, up $113.6 million from the $145.7 million at the end of the second quarter of 2016. We continue to expect our cash balance to increase again in the fourth quarter of 2016 (excluding any potential recourse debt or equity financing).

Recourse debt was $1,631 million as of September 30, 2016, including convertible debt of $909 million and Solar Bonds debt of $334 million. As of the end of the quarter, committed tax equity capacity available was $490 million and aggregation facility capacity was $475 million.

Recurring Cash Generation of PowerCo Was $81M over the Last 12 Months

•	Cumulative MW Deployed under Energy Contracts: 2,337 MW, up 56% year-over-year
•	Energy Production: 2.5 terawatt-hours (TWh) over the last twelve months
•	Pre-Tax Unlevered NPV (before Non-Recourse Debt): $4.2 billion
•	Recurring Cash Generation of PowerCo: $81 million over the last twelve months

We ended Q3 2016 with 2.3 GW of solar generation capacity deployed under Energy Contracts (excluding 0.15 GW of system sales)—up 56% year-over-year. Our PowerCo portfolio generated 2.5 Terawatt-Hours (TWh) of electricity over the last twelve months, up 58% year-over-year. Pre-Tax Unlevered NPV Remaining of the Unlevered Project Cash Flow underlying our PowerCo portfolio was forecast at $4.2 billion at the end of Q3 2016 ($3.2 billion contracted and $1.0 billion estimated from renewals). Net of non-recourse project financing (including cash equity) of $2,006 million, PowerCo’s Pre-Tax Unlevered NPV was $2,239 million. In addition, with $153 million in nominal SREC revenue under contract over the next 10 years, our contracted SREC portfolio represented an unlevered net present value of $128 million at a 6% discount rate, or $92 million net of $36 million debt outstanding. Discount rate sensitivities for both PowerCo Pre-Tax Unlevered NPV and our Contracted SREC Portfolio are provided in the appendix.

Recurring Cash Generation of PowerCo was $15 million in Q3 2016 (and $81 million over the last 12 months). The decline in Q3 2016 from $33 million in Q2 2016 was due to one-time expenses and distributions.  Energy production is in line with expectations, and low delinquencies continue to demonstrate the quality and consistency of the underlying cash flows of PowerCo’s portfolio of contracted and deployed solar energy systems. Our average residential FICO score at the end of the quarter was 745.

GAAP Q3 2016 Operating Results

GAAP revenue grew 76% year-over year to $201 million in the third quarter of 2016, ahead of guidance. Revenue from Periodic Billings—essentially representing customer payments for our long-term lease, MyPower, and PPA (as well as SREC) contracts—grew 60% year-over-year to $123 million, and Revenue from Operating Lease Prepayments and Upfront Incentives—non-cash revenue associated with these contracts—was $20 million, up 17% year-over-year. Solar Energy Systems and Components Sales Revenue increased 192% year-over-year to $58 million due to better-than-expected sales of our new Solar Loan product. With Gross Margins of 35.7%, gross profit grew 183% year-over-year to $72 million, and operating expenses declined (3%) from the second quarter of 2016—to $258 million. Excluding $34 million in restructuring and other expenses (which are primarily non-cash) as well as $19 million of pre-production expense related to our module manufacturing operations, operating expenses would have declined (6%) year-over-year. Interest and other expense was $40 million ($11 million of which was non-cash interest expense). GAAP profit in the third quarter of 2016 was $53 million, and GAAP Earnings per Diluted Share was $0.48. Non-GAAP Earnings per Share was ($2.27) per share. A definition of Non-GAAP EPS and reconciliation to GAAP EPS can be found at the end of this letter.

The Combination with Tesla

With the shareholder votes on Tesla’s proposed acquisition of SolarCity scheduled for November 17, we are very excited about the prospects and implications of becoming a part of Tesla.  We are heading into the potential combination with a strengthening cash balance, year-to-date revenue up 79% and gross profit up 91% vs. last year, and a growing solar loan/system sale mix improving our GAAP profitability.  Building on this momentum and buoyed by our new Solar Loan—and Solar Roof—products, we expect continued improvement in our installation run rates, Cost per Watt, and most importantly our cash generation in the fourth quarter of 2016 and 2017. Based on our fourth quarter run rate, we expect to install approximately 900 MW for the full year 2016.  We are not providing specific guidance on GAAP line items for the fourth quarter of 2016 due to the proposed acquisition.

Moreover, the integration of SolarCity’s sales, service, and installation operations with Tesla’s extraordinary product development and manufacturing acumen will create a highly differentiated, integrated sustainable energy company ideally positioned to capture the $1 Trillion-plus global marketplace for transportation, energy sales and energy infrastructure.

We offer our heartfelt gratitude to all of our customers, partners, employees, shareholders and supporters throughout our first 10 years as an independent company; we look forward to an even brighter future over the next ten years.

Lyndon Rive, CEO	Radford Small, CFO

* Non-GAAP Earnings per Share (EPS) Before Noncontrolling Interests

While GAAP EPS is based upon net income (loss) attributable to common stockholders, we also report non-GAAP EPS. The difference between GAAP EPS and non-GAAP EPS is (1) the line item net income (loss) attributable to non-controlling interests and redeemable noncontrolling interests and (2) the non-cash change in fair value of fixed-for-floating interest rate swaps that is reported in Other Income (Loss).

Under GAAP accounting, we report net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests to reflect generally our joint venture fund investors’ allocable share in the results of these joint venture financing funds. Income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests is calculated based generally on the hypothetical liquidation at book value, or HLBV method, which assumes that the joint venture funds are liquidated at the reporting date, even though liquidation may or may not ever occur. Additionally the returns that will be allocated to the investors over the expected terms of the funds may differ significantly from the amounts calculated under the HLBV method. In addition, our GAAP net income is impacted by the change in fair value of fixed-for-floating interest rate swaps which is non-cash and not reflective of our core operating performance. In turn, we also report non-GAAP EPS based on earnings before net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests per share excluding the change in fair value of interest rate swaps, which we view as a better measure of our operating performance.

According to this definition, non-GAAP earnings before noncontrolling interests and redeemable noncontrolling interests per share was ($2.27).

See below for a reconciliation of GAAP EPS to non-GAAP EPS.

About SolarCity

SolarCity® (NASDAQ:SCTY) provides clean energy. The company has disrupted the century-old energy industry by providing renewable electricity directly to homeowners, businesses and government organizations typically for less than they spend on utility bills. SolarCity gives customers control of their energy costs to protect them from rising rates. The company makes solar energy easy by taking care of everything from design and permitting to monitoring and maintenance. Visit the company online at www.solarcity.com and follow the company on Facebook & Twitter.

Forward Looking Statements

This shareholder letter contains forward-looking statements that involve risks and uncertainties, including statements regarding SolarCity’s business strategies; our operational growth and expansion opportunities; the deployment and installation of megawatts, including estimated full year 2016 megawatt installations; our expectations regarding the mix of loans and system sales as a part of our business, including through the end of 2016 and into 2017;the proposed combination of SolarCity and Tesla Motors, Inc. (“Tesla”), the combined company’s future financial condition, performance and operating results, strategy and plans; projections relating to our cash generation and cash balance, including assumptions regarding the amount and timing of new tax equity funds, non-recourse and recourse debt facilities, and cash equity transactions; future bookings and success of future sales initiatives; financial strategies for cash generation; forecasted cash flows from existing Energy Contracts, including related assumptions as to energy production, future operations and maintenance expenses, cancellation rates, renewal rates, default rates, amounts of renewable energy credits and other performance based incentives, and other identified assumptions; our forecast of the value of megawatts deployed; our projections related to decreases in cost per Watt; our expectations regarding forecasted tax equity distributions; the success of our product development efforts and customer preferences, including residential loan offerings, residential and commercial energy storage products, integrated roofing offerings, utility service offerings and other new product offerings; and assumptions relating to the foregoing.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved, if at all. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-

looking statements. Key risks and uncertainties relating to the achievement of our projections include the proposed combination of SolarCity and Tesla and resulting operational synergies; the effect of electric utility industry regulations, net metering and related policies; the availability and amount of rebates, tax credits and other financial incentives; continued confidence in our tax equity investors and lending partners in the quality of our solar assets; the availability and amount of financing from fund investors; the level of demand for our solar energy systems; the availability of a sufficient, timely, and cost-effective supply of solar panels and balance of system components in each of our geographies; our ability to expand our salesforce and increase bookings, including in new geographies; our ability to successfully integrate acquired businesses, operations and personnel; our ability to achieve manufacturing economies of scale and associated cost reductions, our expectations regarding the Riverbend agreement, the development and construction of the Riverbend facility, the anticipated timing and expense related to acquisition of manufacturing equipment, and related assumptions regarding capital and operating expenses and the performance of our manufacturing operations; the effects of existing and future tariffs and other trade barriers; changes in federal tax treatment; the retail price of utility-generated electricity or the availability of alternative energy sources; risks associated with SolarCity’s rapid growth; risks associated with international expansion; the success of our product development efforts and customer preferences; risks that consumers who have executed energy contracts may seek to cancel those contracts; assumptions as to the value under energy contracts and contract renewal rates and terms, including applicable net present values, performance-based incentives, and other rebates, credits and expenses; changes in strategic planning decisions by management or reallocation of internal resources; and general market, political, economic and business conditions. You should read the section entitled “Risk Factors” in our most recent Quarterly Report on Form 10-Q and subsequent Current Reports on Form 8-K, which have been filed with the Securities and Exchange Commission, which identify certain of these and additional risks and uncertainties. We do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

FORWARD-LOOKING STATEMENTS; ADDITIONAL INFORMATION

Certain statements in this document, including statements relating to the proposed combination of SolarCity Corporation and Tesla and the combined company’s future financial condition, performance and operating results, strategy and plans are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. In addition to factors previously disclosed in Tesla’s and SolarCity’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including requisite approval by Tesla and SolarCity stockholders, on a timely basis or at all; delay in closing the transaction; the ultimate outcome and results of integrating the operations of Tesla and SolarCity and the ultimate ability to realize synergies and other benefits; business disruption following the transaction; the availability and access, in general, of funds to meet debt obligations and to fund ongoing operations and necessary capital expenditures; and the ability to comply with all covenants in the indentures and credit facilities of Tesla and SolarCity, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross-default provisions.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Tesla’s and SolarCity’s most recent reports on Form 10-K and Form 10-Q and other documents of Tesla and SolarCity on file with the Securities and Exchange Commission. Tesla’s and SolarCity’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Tesla and SolarCity undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transaction will be submitted to the stockholders of each of SolarCity and Tesla for their consideration. In connection with the proposed merger, Tesla has filed with the SEC a Registration Statement on Form S-4 (Registration Statement No. 333-213390) containing a joint proxy statement/prospectus of SolarCity and Tesla. The Registration Statement was declared effective by the SEC on October 12, 2016, and SolarCity and Tesla mailed the definitive joint proxy statement/prospectus to stockholders of SolarCity and Tesla on or about October 13, 2016. Tesla and SolarCity also plan to file other relevant documents concerning the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOLARCITY AND TESLA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website, www.sec.gov.

NO OFFER OR SOLICITATION

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

SolarCity, Tesla, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from SolarCity and Tesla stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SolarCity and Tesla stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on October 12, 2016. You can find more detailed information about SolarCity’s executive officers and directors in its definitive proxy statement filed with the SEC on April 21, 2016. You can find more detailed information about Tesla’s executive officers and directors in its definitive proxy statement filed with the SEC on April 15, 2016.

SolarCity Corporation
Consolidated Statements of Operations
(In Thousands, Except per Share Values)

	Three Months Ended September 30,
	2015	2016
Revenue:
Revenue from periodic billings:
Periodic operating lease billings and incentives	$63,215	$96,837
Sale of solar renewable energy credits	4,455	7,518
Revenue from solar energy systems under long-term loan arrangements	9,071	18,253
Total revenue from periodic billings	76,741	122,608
Solar energy systems and components sales revenue	19,727	57,522
Revenue from operating lease prepayments and upfront incentives	17,389	20,421
Total revenue	113,857	200,551
Cost of revenue:
Cost of periodic billings revenue (exclusive of depreciation and amortization)	17,907	24,189
Cost of solar energy systems and components sales revenue (exclusive of amortization and warranty)	20,523	49,025
Depreciation, amortization and warranty	50,139	55,745
Total cost of revenue	88,569	128,959
Gross profit	25,288	71,592
Operating expenses:
Sales and marketing	129,284	102,639
General and administrative	69,423	87,423
Pre-production expense	—	19,335
Restructuring and other	—	34,158
Research and development	17,652	14,129
Total operating expenses	216,359	257,684
Loss from operations	(191,071)	(186,092)
Interest and other expenses:
Interest expense (excluding amortization of debt discounts and fees) - recourse debt	8,215	10,974
Interest expense (excluding amortization of debt discounts and fees) - non-recourse debt	8,096	20,512
Other interest expense and amortization of debt discounts and fees, net	9,551	10,670
Other expense (income), net	16,851	(2,058)
Total interest and other expenses	42,713	40,098
Loss before income taxes	(233,784)	(226,190)
Income tax (provision) benefit	(482)	848
Net loss	(234,266)	(225,342)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(215,193)	(278,557)
Net (loss) income attributable to stockholders	$(19,073)	$53,215
Net (loss) income attributable to common stockholders
Basic	$(19,073)	$53,215
Diluted	$(19,073)	$56,165
Net (loss) income per share attributable to common stockholders
Basic	$(0.20)	$0.53
Diluted	$(0.20)	$0.48
Weighted-average shares used to compute net (loss) income per share attributable to common stockholders
Basic	97,385	100,494
Diluted	97,385	118,077

SolarCity Corporation
Consolidated Balance Sheets
(In Thousands)

	December 31,	September 30,
	2015	2016
Assets
Current assets:
Cash and cash equivalents	$382,544	$259,342
Short-term investments	11,311	—
Restricted cash	39,864	61,079
Accounts receivable - net	33,998	65,112
Rebates receivable - net	11,545	11,999
Inventories	342,951	206,205
Prepaid expenses and other current assets	79,925	73,247
Total current assets	902,138	676,984
Solar energy systems, leased and to be leased - net	4,375,553	5,493,026
Property, plant and equipment - net	262,387	250,934
Build-to-suit lease asset under construction	284,500	752,425
Goodwill and intangible assets - net	517,109	472,557
MyPower customer notes receivable, net of current portion	488,461	526,703
MyPower deferred costs	215,708	236,574
Other assets	241,262	271,625
Total assets	$7,287,118	$8,680,828

SolarCity Corporation
Consolidated Balance Sheets
(In Thousands)

	December 31,	September 30,
	2015	2016
Liabilities and equity
Current liabilities:
Accounts payable	$364,973	$253,077
Distributions payable to noncontrolling interests and redeemable noncontrolling interests	26,769	25,106
Current portion of deferred U.S. Treasury grant income	15,336	14,549
Accrued and other current liabilities	276,506	236,951
Current portion of deferred revenue	103,078	113,908
Current portion of long-term debt	180,048	285,507
Current portion of solar bonds	13,189	17,385
Current portion of solar bonds issued to related parties	165,120	165,100
Current portion of solar asset-backed notes	13,864	19,658
Current portion of financing obligation	34,479	44,953
Total current liabilities	1,193,362	1,176,194
Deferred revenue, net of current portion	1,010,491	1,084,442
Long-term debt, net of current portion	1,006,595	1,283,540
Solar bonds, net of current portion	35,678	51,488
Solar bonds issued to related parties, net of current portion	100	100,100
Convertible senior notes	881,585	884,679
Convertible senior notes issued to related parties	12,975	12,978
Solar asset-backed notes, net of current portion	395,667	550,695
Long-term deferred tax liability	1,373	71
Financing obligation, net of current portion	68,940	71,772
Deferred U.S. Treasury grant income, net of current portion	382,283	351,738
Build-to-suit lease liability	284,500	752,425
Other liabilities and deferred credits	279,006	361,996
Total liabilities	5,552,555	6,682,118

Redeemable noncontrolling interests in subsidiaries	320,935	284,158
Stockholders' equity:
Common stock	10	10
Additional paid-in capital	1,195,246	1,315,874
Accumulated deficit	(316,690)	(343,952)
Total stockholders' equity	878,566	971,932
Noncontrolling interests in subsidiaries	535,062	742,620
Total equity	1,413,628	1,714,552
Total liabilities and equity	$7,287,118	$8,680,828

SolarCity Corporation
Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended September 30,
	2015	2016
Operating activities:
Net loss	$(155,733)	$(225,342)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and write-offs	38,069	89,411
Change in fair value of interest rate swaps	—	(2,865)
Non cash interest and other expense	3,751	5,960
Stock-based compensation, net of amounts capitalized	17,771	21,641
Tax impact of stock option exercises	—	1,905
Loss on extinguishment of long-term debt	—	—
Deferred income taxes	2	4
Non-cash reduction in financing obligation	(12,879)	(16,041)
Loss on disposal of property, plant and equipment and construction in progress	63	584
Changes in operating assets and liabilities:
Restricted cash	(2,493)	22,990
Accounts receivable	(8,642)	(1,430)
Rebates receivable	6,896	3,787
Inventories	(52,222)	23,252
Prepaid expenses and other current assets	(8,071)	(16,224)
MyPower deferred costs	(46,600)	871
Other assets	(8,595)	18,174
Accounts payable	62,744	38,932
Accrued and other liabilities	22,619	(1,125)
Deferred revenue	2,686	(1,293)
Net cash used in operating activities	(140,634)	(36,809)
Investing activities:
Payments for the cost of solar energy systems, leased and to be leased	(370,081)	(372,900)
Purchase of property, plant and equipment	(71,568)	(9,041)
Purchases of short-term investments	—	—
Proceeds from sales and maturities of short-term investments	61,334	—
Payments for the acquisition of noncontrolling interests	—	—
Payments for settlements of interest rate swaps	—	(3,419)
Net cash used in investing activities	(380,315)	(385,360)

SolarCity Corporation
Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended September 30,
	2015	2016
Financing activities:
Investment fund financings, bank and other borrowings:
Borrowings under long-term debt	278,026	345,423
Repayments of long-term debt	(133,861)	(218,207)
Proceeds from issuance of solar bonds	26,267	20,948
Proceeds from issuance of solar bonds issued to related parties	75,010	100,000
Repayments of borrowings under solar bonds	—	(4,540)
Repayments of borrowings under solar bonds issued to related parties	—	—
Proceeds from issuance of solar asset-backed notes	—	(437)
Repayments of borrowings under solar asset-backed notes	(1,538)	(53,345)
Payment of deferred purchase consideration	(1,249)	—
Net proceeds from financing obligation	13,978	7,999
Repayment of capital lease obligations	(641)	(1,851)
Proceeds from investment by noncontrolling interests and redeemable noncontrolling interests in subsidiaries	252,616	379,052
Distributions paid to noncontrolling interests and redeemable noncontrolling interests in subsidiaries	(16,718)	(38,579)
Net cash provided by financing activities before equity and convertible notes issuances	491,890	536,463
Equity and convertible notes issuances:
Proceeds from exercise of stock options	3,796	1,239
Tax impact of stock option exercises	—	(1,905)
Net cash provided by equity issuances	3,796	(666)
Net cash provided by (used in) financing activities	495,686	535,797
Net (decrease) increase in cash and cash equivalents	(25,263)	113,628
Cash and cash equivalents, beginning of period	446,683	145,714
Cash and cash equivalents, end of period	$421,420	$259,342

Operating Activity Metrics:

	Quarterly			Cumulative
	Q3 2015	Q2 2016	Q3 2016	as of 9/30/2016
MW deployed	205	211	189	2,492
MW installed	256	201	187	2,547
MW installed - residential	203	177	147	2,027
MW installed - commercial	53	24	40	520

Asset Financing in Period	$3.20	$2.54	$3.18

Value of MW Deployed	$3.86	$3.62	$3.38
Contracted	$3.50	$3.26	$3.02
Renewal	$0.36	$0.36	$0.36

Cost per Watt	$2.76	$3.05	$2.89
Installation	$1.94	$2.07	$2.02
Sales	$0.59	$0.71	$0.58
G&A	$0.23	$0.27	$0.29

Stock-Based Compensation Expense:

	Three Months Ended September 30,
in thousands	2015	2016
Cost of revenue	$437	$876
Sales and marketing	$6,453	$3,498
General and administrative	$7,877	$13,633
Pre-production expense	$—	$174
Research and development	$2,755	$2,997

Reconciliation from GAAP Operating Expenses to Non-GAAP Operating Expenses in Q3 2016:

in thousands
GAAP operating expenses	$257,684
- Stock-based compensation expense	(20,302)
- Amortization of intangibles	(4,736)
- Restructuring and other	(34,158)
= Non-GAAP operating expenses	$198,488

Reconciliation from GAAP EPS to Non-GAAP EPS in Q3 2016:

		GAAP Net Loss
	Reconciliation from	Attributable to Noncontrolling	Unrealized Gains/Losses
	GAAP EPS	Interests and Redeemable	on Interest Rate	Non-GAAP
in thousands except per share amounts	to Non-GAAP EPS	Noncontrolling Interests	Swaps	Net Loss
Net income (loss)	$53,215	$(278,557)	$(2,865)	$(228,207)
/ Weighted-average common shares outstanding	100,494	100,494	100,494	100,494
= Net income (loss) per share	$0.53	$(2.77)	$(0.03)	$(2.27)

Value of MW Deployed under Energy Contracts Sensitivities:

The following tables provide quantitative sensitivity analyses of our estimates of the Value of MW Deployed under Energy Contracts in the third quarter of 2016, including both the contracted and estimated renewal portion, at a range of discount rates.

Value of MW Deployed under Energy Contracts Forecast ($M)*

$M	4%	6%	8%
Contracted	$548	$506	$474
Renewal	$99	$60	$38
Total	$647	$567	$512

Value of MW Deployed under Energy Contracts Forecast ($ per Watt)

$ per Watt	4%	6%	8%
Contracted	$3.27	$3.02	$2.83
Renewal	$0.59	$0.36	$0.22
Total	$3.86	$3.38	$3.05

PowerCo Portfolio and Contracted SREC Portfolio Sensitivities:

The following tables provide quantitative sensitivity analyses of our estimates of the PowerCo portfolio’s Pre-Tax Unlevered NPV Remaining, including both the contracted and estimated renewal portion, as well as the contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining in the third quarter of 2016 at a range of discount rates.

PowerCo Portfolio’s Pre-Tax Unlevered NPV Remaining ($M)

$M	4%	6%	8%
Contracted	$3,952	$3,264	$2,741
Renewal	$1,526	$981	$640
Total	$5,478	$4,245	$3,381

     * Figures may not sum due to rounding

Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining ($M)

$M	4%	6%	8%
SREC	$136	$128	$122

Definitions:

“Asset Financing in Period” represents the aggregate project financing cash receipts in a period. This includes (1) Tax Equity Investment, (2) Other Asset Financing, such as our aggregation and MyPower facilities, solar asset-backed loans, and cash equity, and (3) Upfront Cash Rebates and Prepayments. Asset Financing per watt is a ratio of total Asset Financing in the Period divided by MW Deployed under Energy Contracts in the period, and reflects only actual cash received in a period whether or not they are specifically related to the actual MW Deployed in the period.

“Tax Equity Investment” calculated based on the total cash receipts from our tax equity investment partners captured by (a) noncontrolling interests in subsidiaries, (b) lease pass-through financing obligations and (c) amounts assigned to the monetization of investment tax credit (ITC) revenues that we record either as deferred income tax credits revenues or as liability for advances received for future ITCs. We reduce the cash receipts in a period by any refunds we make to the tax equity investment partners in that same period.

“Other Asset Financing” is calculated based on all of the non-recourse project financing received in the period, which consists mainly of our non-recourse aggregation facility and MyPower facility debt, non-recourse solar asset-backed loans, and cash equity.

“Upfront Cash Rebates and Prepayments” are calculated based on the cash receipts from both (a) upfront state rebates and (b) customer prepayments received, which we consider to be a source of asset financing, in the period.

“Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining” represents the net present value at a 6% discount rate of the total cash inflows we forecast from the production of all Solar Renewable Energy Credits (SRECs) we have contracted to sell as of the measurement date. This forecast is based on (a) estimated kWh of energy production from all applicable solar energy systems that have already been deployed and (b) the price per kWh price established in the SREC sale contracts for each applicable year. It represents the total cash flows forecast before debt service and is net of any prepayments already received. We do not include any SRECs that have not been contracted to sell even if we own and expect to generate them from solar energy systems that have already been deployed.

“Energy Contracts” includes all residential, commercial and government leases and power purchase agreements and consumer loan agreements pursuant to which consumers use or will use energy generated by a solar energy system that we have installed or contracted to install. For landlord-tenant structures in which we contract with the landlord or development company, we include each residence as an individual contract. For commercial customers with multiple locations, each location is deemed a contract if we maintain a separate contract for that location.

“Gross Project Cash Flow” forecast represent our estimate of the sum of total cash inflows we forecast from MW Deployed in the applicable period under Energy Contracts over the 30 year expected life of the system. This includes (a) payments that our customers are obligated to pay us over the remaining term of such contracts, (b) associated performance-based incentive (PBI) payments, (c) associated solar renewable energy credits (SRECs) that we have contracted to sell, typically representing 5 years of a total potential term of 15 years, and are net of (d) estimated operations and maintenance, insurance, administrative and inverter replacement costs, based on contractually agreed amounts as well as historic and forecasted expenses. Operations and maintenance, insurance, and administrative costs reflect our operating expenses in our funds, or are estimated at $0.021 per watt and assumed to grow at a 2.5% inflation rate per year, and inverter replacement unit costs are estimated to decline at a (2.5%) rate per year, implying $0.15 per watt in Year 11 and $0.12 per watt in Year 21. Energy production is estimated to degrade at 0.5% per year. For our MyPower Energy Contracts, we use the expected cash flows over the full term of the 30-year contract, and for lease and PPA Energy Contracts with terms less than 30 years, we assume the contracts are renewed at a contract price equal to 90% of the contractual price in effect at expiration of the initial term through the remainder of the expected 30-year system life.

“Installed Customers” includes all locations where we have installed a solar energy system.

“Levered Project Cash Flow” represents our forecast of Unlevered Project Cash Flows after non-recourse debt service. Debt service includes both (a) Aggregation Facility debt for the first two years, based on the terms of our current facility, as well as (b) Solar Asset-Backed Loans, which we assume we issue at the end of year two to refinance the Aggregation Facility debt. We base the interest rate on the average of all four of our previous issuances and assume principal repayment over an 18-year term.

“MW” or “megawatts” represents the DC nameplate megawatt production capacity.

“MW Booked” represents the aggregate megawatt production capacity of solar energy systems pursuant to customer contracts that were signed (with no contingencies remaining) during the applicable period net of contracts that were cancelled during the applicable period. This metric includes solar energy systems booked under Energy Contracts (i.e. leases, PPAs, and MyPower contracts) and Direct Sales (i.e., cash and Solar Loans). This metric also includes utility-scale and community solar energy projects for which site control and firm off-taker commitments have been obtained and feasibility of interconnection has been confirmed, the latest of which is completed during the applicable period.

“MW Deployed” represents the megawatt production capacity of solar energy systems that have had all required building department inspections completed during the applicable period. This metric includes solar energy systems deployed under Energy Contracts as well as for solar energy system direct sales and Solar Loans.

“MW Installed” represents the megawatt production capacity of solar energy systems, for which (i) all solar panels, inverters, mounting and racking hardware, and system wiring have been installed, (ii) the system inverter is connected and a successful DC string test has been completed confirming the production capacity of the system, and (iii) the system is capable of being grid connected (including pending a utility disconnect procedure), the latest of which is completed during the applicable period. This metric includes solar energy systems deployed under Energy Contracts as well as for solar energy system direct sales and Solar Loans. In each case in-period completion of the above criteria may be demonstrated by written verification by our President (which may include written sub-certifications).

“PowerCo Portfolio” represents the cumulative MW Deployed under Energy Contracts that we have retained.

“Pre-Tax Unlevered NPV” represents the net present value at a 6% discount rate of the Unlevered Project Cash Flow forecast (Gross Project Cash Flows after Tax Equity Lease/PPA Distributions) excluding the payment of income and other taxes. This includes both “Contracted Unlevered NPV,” which represents the net present value of Unlevered Project Cash Flow under contract as well as “Renewal Unlevered NPV,” which represents the net present value of Unlevered Project Cash Flow forecast from renewal of our lease/PPA contracts.

“Recurring Cash Generation of PowerCo” represents the net cash flows we received or expected to receive pursuant to lease and power purchase agreements with customers, including value from solar renewable energy credits (“SRECs”) after deducting the total ongoing expenses to maintain such systems and scheduled distributions to tax equity investors and interest expense.

“Unlevered Project Cash Flow” represents our forecast of Gross Project Cash Flows after Tax Equity Lease/PPA Distributions for MW Deployed under Energy Contracts. “Tax Equity Lease/PPA Distributions” are based on the terms of the agreements we have in place with our tax equity investment partners for the MW Deployed in the applicable period under lease and PPA Energy Contracts. We do not use tax equity investment for our MyPower product. For tax equity investment in our lease and PPA Energy Contracts, our investment partners share in a portion of the

Gross Project Cash Flow forecast received over the term of the agreement. Our estimate is not inclusive of any potential buy-out of our tax equity partners’ interests in the project after Year 20.

“Value of MW Deployed” represents the sum of (1) Tax Equity Investment, (2) Upfront Cash Rebates and Prepayments, and (3) Pre-Tax Unlevered NPV.

Disclaimer in Reviewing Key Operating Metrics:

The following key operating metrics are based on our operating results in specified periods. These metrics are not intended to be relied upon to predict future operating results, and should not be read as a guarantee of future period performance. These metrics involve assumptions by our management team and are dependent upon a number of factors, many of which are beyond our control (such as general market conditions, interest rates, commodity pricing, the solvency of our key vendors and suppliers, and weather conditions). For a discussion of material risks that may affect our future operating performance, please see the risk factors in our most recently filed annual or quarterly report filed with the U.S. Securities and Exchange Commission.

Cost Per Watt is currently our key performance metric to assess the efficiency of our customer acquisition and system installation activities for our long-term energy contracts. Cost Per Watt should be viewed independently of cost of revenue and our operating expenses, as Cost Per Watt is a performance metric and is not intended to be combined with any of these items. Cost Per Watt relies upon certain assumptions by our management team as to the appropriate allocation of costs across our sales, installation and general and administrative functional areas, as well as the appropriate megawatts generated by our business activities to compare to each of these functional areas. The description and calculation of our Cost Per Watt is detailed in a separately provided “Cost Calculation Methodology” available on our Investor Relations website. We believe that this metric is a useful measurement of the costs of originating and deploying our solar assets in a given fiscal period.

Asset Financing in Period is currently our key performance metric to measure the monetization of our solar assets. Asset Financing in Period should be viewed independently of cash provided by (used in) financing activities or cash provided by (used in) investing activities, as Asset Financing in Period is a performance metric and is not intended to be combined with any of these items. The description and calculation of our Asset Financing in Period is detailed in a separately provided “Asset Financing in Period Methodology” available on our Investor Relations website. We believe that this metric is a useful measurement of the cash generation from our previously (or currently) deployed solar assets in a given fiscal period.

Recurring Cash Generation of PowerCo is currently our key performance metric to measure the amount of cash received from previously deployed solar assets. Recurring Cash Generation of PowerCo should be viewed independently of revenue and operating expenses, as Recurring Cash Generation of PowerCo is a performance metric and is not intended to be combined with any of these items. The description and calculation of Recurring Cash Generation of PowerCo is detailed in a separately provided “Recurring Cash Generation of PowerCo Methodology” available on our Investor Relations website. We believe that this metric is a useful measurement of the cash generation from all of our previously (or currently) deployed solar assets within a given fiscal period.

Value of MW Deployed under Energy Contracts is currently our key performance metric to forecast the amount of future cash to be received from solar assets deployed in the period. Value of MW Deployed under Energy Contracts should be viewed independently of deferred revenue and solar energy systems, leased and to be leased – net, as Value of MW Deployed under Energy Contracts is a performance metric and is not intended to be combined with any of these items.  Value of MW Deployed under Energy Contracts relies upon certain assumptions made by our management team as to the appropriate discount rate, solar energy production, and estimated operations and maintenance, insurance, administrative and inverter replacement costs (which are based on contractually agreed amounts as well as historic and forecasted expenses).  In forecasting Value of MW Deployed under Energy Contracts, we assume no customer defaults and make no provision for the payment of income and other taxes. We believe that this metric is a useful measurement of the present value of our system development activities.

Investor Contact	Aaron Chew investors@solarcity.com 650-963-5920